SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vitacost.com, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

92847A200
(CUSIP Number)

Mr. Ryan Drexler
Consac, LLC
525 Chalette Drive
Beverly Hills, CA 90201
(310) 205-5588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92847A200	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS CONSAC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,600,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,600,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92847A200	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of Vitacost.com, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5400 Broken Sound Blvd. - NW, Suite 500, Boca Raton, Florida 33487-3521. The shares of Common Stock reported herein were previously reported by the Reporting Person on a Schedule 13G filed on November 5, 2013.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Consac, LLC, a New York limited liability company, with respect to the shares of Common Stock directly held by it.

(b) The principal business address of the Reporting Person is 525 Chalette Drive, Beverly Hills, CA 90201.

(c) The principal business of the Reporting Person is investing in securities.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a New York limited liability company.

The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

The foregoing should not be construed in and of itself as an admission by the Reporting Person or the Instruction C Person (as defined in Schedule A attached hereto), as to beneficial ownership of shares of Common Stock held by such person.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used a total of $15,991,482 in the aggregate to acquire the shares of Common Stock held by it reported in this Schedule 13D. The shares of Common Stock beneficially owned by the Reporting Person were acquired with personal funds of the members of the Reporting Person.

CUSIP No. 92847A200	SCHEDULE 13D	Page 4 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person initially acquired its shares for investment in the ordinary course of business. However, the Reporting Person believes that the Issuer should now consider appropriate strategic alternatives with a view to maximizing shareholder value, as discussed below.

Ryan Drexler, in his capacity as President of Consac, LLC, sent a letter to Board of Directors of the Issuer on February 20, 2014 requesting that the Board of Directors aggressively pursue a competitive sale of the Issuer. The letter is attached as Exhibit 1 to this Schedule 13D (the "Letter"). The Reporting Person also issued a press release dated February 20, 2014, the press release is attached as Exhibit 2 to this Schedule 13D.

The Letter expresses concern with the significant disparity that exists between the value of the Issuer’s customer base and distribution network and the trading range of its shares. The Letter indicates that the Issuer is one of the leading on-line marketers of vitamins and other products that promote a healthy lifestyle; it further indicates that the Issuer has more than 2 million customers, one of the highest customer satisfaction ratings in its class and approximately $400 million in annual revenue. The Letter also indicates that the Issuer's customer base and revenues are growing.

The Letter indicates that, notwithstanding these strengths, the Issuer continues to report operating losses, as it has done for nearly four years. According to the letter, operating losses totaled $10.9 million for the nine months ended September 30, 2013. In addition, the Letter indicates that the Issuer's shares have been significantly outperformed by its Issuer-constructed on-line peer group for more than four years and that, in the last six months, the stock price has declined 37%.

In the Letter, Mr. Drexler indicates his belief that the public markets are unlikely to recognize the full value of the Issuer's market presence and distribution network while the Issuer continues to lose money in executing upon its business strategy.

CUSIP No. 92847A200	SCHEDULE 13D	Page 5 of 8 Pages

The Letter also indicates Mr. Drexler’s view that, although the Issuer has grown the top-line somewhat, the Issuer has little or no chance of achieving profitability in the foreseeable future given the financial burden required to execute its expansion strategy.

The Letter indicates that Mr. Drexler believes that the only way to unlock this value for the shareholders is to put the Issuer up for sale. The Letter indicates the belief that the Issuer's market share and distribution network will be of interest to several significant industry players and other retailers, who will be able to better leverage the Issuer's strengths within a larger, better capitalized entity.

In the ordinary course of its business, from time to time, representatives of the Reporting Person may engage in discussions with the management and boards of companies in which they have invested concerning the business and operations of such companies and potential approaches to maximizing shareholder value. The Reporting Person intends to continue to seek to engage in such discussions with the Issuer and may do so with other holders of the Issuer's securities and/or other third parties as well.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, "Securities"), disposing of any or all of its Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 33,664,148 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer's Quarterly Report for the quarterly period ended September 30, 2013 on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

(b) Information concerning the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth in Items 7 through 10 of the cover page to this Schedule 13D and is incorporated herein by reference.

(c) The Reporting Person did not effect any transactions in the Common Stock during the past sixty days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

CUSIP No. 92847A200	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Letter to the Board of Directors of the Issuer, dated February 20, 2014
2	Press release dated February 20, 2014

CUSIP No. 92847A200	SCHEDULE 13D	Page 7 of 8 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: CONSAC, LLC

Mr. Ryan Drexler serves as the managing member of Consac, LLC. His business address is 525 Chalette Drive, Beverly Hills, CA 90201. His principal occupation is investing in securities. Mr. Ryan Drexler is a citizen of the United States.

CUSIP No. 92847A200	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2014

CONSAC, LLC

By:	/s/ Ryan Drexler
Name:	Ryan Drexler
Title:	President